

Mail Stop 4561

June 6, 2018

Joshua G. James
Founder and Chief Executive Officer
Domo, Inc.
772 East Utah Valley Drive
American Fork, UT 84003

>   **Re: Domo, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 1, 2018**
>   **File No. 333-225348**

Dear Mr. James:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Note 1. Overview and Basis of Presentation

Description of Business and Basis of Presentation, page F-8

1.   You state that the financial position of the company may affect your ability to meet your projected operating obligations under your current forecast through May 2019. Please clarify whether management has determined that substantial doubt exists about the company's ability to continue as a going concern within one year of the date that these financial statements were issued. If so, clearly indicate as such and include a discussion of management's plans to mitigate the conditions or events that raise such doubt. Refer to ASC 205-40-50-13. Alternatively, if after considering management's plans you have determined that substantial doubt about the company's ability to continue as a going concern has been alleviated, revise to clearly explain how management's plans alleviate such doubt. Refer to ASC 205-40-50-12.

Joshua G. James
Domo, Inc.
June 8, 2018
Page 2

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　/s/ Barbara C. Jacobs

　　　　　　　　　　　　　　　　　　　Barbara C. Jacobs
　　　　　　　　　　　　　　　　　　　Assistant Director, Office of
　　　　　　　　　　　　　　　　　　　Information Technologies and Services

cc:　　　Patrick J. Schultheis
　　　　　Wilson Sonsini Goodrich & Rosati